UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re: For the period ended July 19, 2007

COMMISSION FILE NUMBER: 0-22216

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
 Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

99.1	Press release, dated July 5, 2007, Underground Drilling at Prairie Creek Mine: Further Vein and Stratabound Mineralization Intersected.
99.2	Press release, dated July 12, 2007, Surface Exploration Drilling Program Commences at Prairie Creek.
99.3	Press release, dated July 18, 2007, Canadian Zinc Announces $10 Million Private Placement with Sprott Asset Management Inc.
99.4	Report of Proxy Voting Results, June 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: July 20, 2007	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman